UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2020 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

In response to numerous questions and requests for additional information from the shareholders of Therapix Biosciences Ltd. (the “Company”), following the Company’s previous Report on Form 6-K dated January 2, 2020, the Company would like to clarify that while it has terminated the employment of all of its employees except for the Company’s Interim Chief Executive Officer, Dr. Ascher Shmulewitz, the Company has not initiated any bankruptcy or liquidation proceedings and has no current intentions. The termination of the Company’s employees was carried out in order to preserve capital while the Company pursues strategic and additional fund raising opportunities, including the potential previously announced business combination transaction with Heavenly Rx, Ltd.

All employees of the Company will continue to be employed by the Company through their respective termination notice periods, which is at least through the end of January 2020. The Company’s Chief Financial Officer and Chief Technologies Officer each have a notice period of three months, and accordingly will remain in office until the end of March 2020. Subject to securing additional funding, the Company intends to re-employ necessary employees to continue the Company’s operations.

In addition, following the resignation of Dr. Yafit Stark and Mr. Zohar Heiblum, both of whom resigned from the Company’s Board of Directors on December 31, 2019, the Board of Directors of the Company has resolved to appoint each of Stephen M. Simes and Eric So to the Audit Committee and the Compensation Committee of the Board of Directors of the Company, effective immediately. Amit Berger will serve as the Chairman of both the Audit Committee and the Compensation Committee. Our Board of Directors has determined that each of Mr. Simes and Mr. So are “independent,” as such term is defined under Nasdaq Stock Market rules, have the requisite financial literacy and financial experience required under applicable Nasdaq Stock Market rules, and are audit committee financial experts as defined by the applicable rules of the U.S. Securities and Exchange Commission.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: January 8, 2020
	By:	/s/ Ascher Shmulewitz
		Name:	Ascher Shmulewitz
		Title:	Chairman of the Board of Directors and Interim Chief Executive Officer

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